Exhibit 3-a
ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
CHINA AOXING PHARMACEUTICAL COMPANY, INC.

Pursuant to the provisions of section 607.1006, Florida Statues, this Florida Profit Corporation adopts the following amendments to its Articles of Incorporation:

AMENDMENTS ADOPTED

ARTICLE I of the Articles of Incorporation is amended to change the name of the Corporation.  The new name of the Corporation is Aoxing Pharmaceutical Company, Inc.

ARTICLE III, Sections 3.1 and 3.2 of the Articles of Incorporation of the Corporation are amended to read in their entirely as follows:

3.1.             Authorized Shares.  The Corporation is authorized to issue 100,000,000 shares of Common Stock, $.001 par value (“Common Stock”) and 1,000,000 shares of Preferred Stock, $.001 par value (“Preferred Stock”).   The board of directors may provide for the issuance of the preferred shares in one or more series, and may determine the preferences, limitations and relative rights of each such series, by filings articles of amendment pursuant to Section 607.0602 of the Florida Business Corporation Act.

3.2              Reverse Stock Split.  On March 19, 2010 at 6:00 p.m. Eastern Standard Time (the "Effective Time"), a reverse stock split  ("Reverse Stock Split") will occur, as a result of which each two  (2) issued and outstanding shares of Common Stock of the Corporation  ("Old Common Stock") shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation's Common Stock ("New Common Stock").  The Reverse Stock Split will be effected as follows:

(a)     Following the Effective Time, each holder of a certificate (s) representing outstanding shares of the Corporation's Old Common Stock ("Old Certificate(s)") will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation's transfer agent for cancellation, a certificate(s) ("New Certificate") representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

(b)     From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provisions hereof.

(c)     The Corporation will not issue fractional shares.  The number of shares to be issued to each stockholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any stockholder would not be a whole number.

The foregoing amendments to the Articles of Incorporation do not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and do not result in the percentage of authorized shares that remain unissued after the Reverse Split exceeding the percentage of authorized shares that were unissued before the Reverse Split.

The date of each amendment’s adoption:  February 10, 2010

Effective date:  March 19, 2010

Adoption of Amendments

The amendments were adopted by the board of directors without shareholder action and shareholder action was not required.

Dated:  March 15, 2010

     /s/ Hui Shao
Hui Shao

Chief Financial Officer